EXHIBIT 99.1

Cellectis Reports Financial Results for the Second Quarter 2026

Lasme-cel: Pivotal Phase 2 in r/r B-ALL (BALLI-01)

  FDA RMAT designation received for lasme-cel
  Full Phase 1 clinical data from the BALLI-01 trial presented at EHA 2026
  Pivotal Phase 2 first interim analysis expected in Q4 2026

Eti-cel: Phase 1 in r/r NHL (NATHALI-01)

  Translational data from the NATHALI-01 trial highlighting key drivers of response presented at EHA 2026
  Full Phase 1 dataset expected in Q4 2026

Cash, cash equivalents and fixed-term deposits of $169 million as of June 30, 20261 provide runway into Q4 2027.

NEW YORK, Aug. 06, 2026 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene editing platform to develop life-saving cell and gene therapies, today provided financial results for the second quarter 2026 ending June 30, 2026.

"The lasme-cel and eti-cel clinical results presented at EHA 2026 are promising for patients with relapsed or refractory B-cell malignancies. We are also pleased to have received RMAT designation from the FDA for lasme-cel, which recognizes its potential to address an unmet medical need in B-ALL. We remain focused on advancing new options for people whose disease has returned or stopped responding to available therapies," said André Choulika, Ph.D., Co-Founder and Chief Executive Officer at Cellectis.

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1  Cash, cash equivalents and fixed-term deposits include restricted cash of $2.3 million as of June 30, 2026 classified as current and non-current financial assets and fixed-term deposits of $131.1 million as of June 30, 2026, classified as current financial assets.

Allogeneic CAR-T Pipeline

Lasme-cel in relapsed or refractory B-cell acute lymphoblastic leukemia (r/r B-ALL) – BALLI-01

The Pivotal Phase 2 BALLI-01 trial is ongoing.

  In June 2026, Cellectis received FDA Regenerative Medicine Advanced Therapy (RMAT) designation for lasme-cel for treatment of r/r CD22 positive B-ALL. This designation was granted based on the BALLI-01 clinical data, demonstrating promising efficacy and a manageable safety profile. It reflects the FDA's recognition of the potential of lasme-cel to address the unmet medical need faced by patients with r/r B-ALL.
  In June 2026, Cellectis presented full Phase 1 data from the BALLI-01 trial at an oral presentation at the European Hematology Association (EHA) 2026 Annual Congress.

45 patients were treated in third line and beyond (3L+), including 15 at the recommended Phase 2 dose (RP2D), and 7 in the target Phase 2 population.

Heavily pretreated population: A median of 5 prior lines of therapy in the target Phase 2 population (range 2–11); 82% had received prior blinatumomab, 56% a CD22-directed antibody drug conjugate (ADC), 53% CD19 CAR-T, and 47% a prior hematopoietic stem cell transplantation (HSCT).

Efficacy Data (target Phase 2 population)

  100% overall response rate (ORR) (7/7)
  57% complete remission/complete remission with incomplete count recovery (CR/CRi) (4/7), of whom 75% were minimal residual disease (MRD)-negative
  All responding patients proceeded to HSCT

Safety Data

  The therapy demonstrated a manageable safety profile, with grade ≥ 3 cytokine release syndrome (CRS) and Immune effector cell-associated neurotoxicity syndrome (ICANS), each occurring in 4% of patients.
  Immune effector cell-associated hemophagocytic lymphohistiocytosis-like syndrome (IEC-HS) ≥ grade 3 occurred in 2% of patients.
  All events resolved.
  In June 2026, the UK Medicines and Healthcare products Regulatory Agency (MHRA) approved the initiation of the Phase 2 study of BALLI-01 in the UK.
  In July 2026, enrollments in the Phase 2 BALLI-01 study in France, Italy and Spain have been authorized.

The first interim analysis for the pivotal Phase 2 of the BALLI-01 trial is expected in Q4 2026.

Eti-cel in relapsed or refractory non-Hodgkin lymphoma (r/r NHL) – NATHALI-01

The Phase 1 NATHALI-01 trial is ongoing.

  In June 2026, Cellectis presented translational data highlighting the key drivers of response at a poster presentation at the EHA 2026 annual congress.

As of the February 2026 data cutoff, 14 patients with r/r B-NHL had been treated across three dose levels.

Heavily pretreated population: median of 3 prior lines of therapy; 93% had received prior CD19-directed CAR-T therapy.

Efficacy Data (optimal dose cohort, n=8)

  88% ORR
  63% complete response (CR) rate
  Higher alemtuzumab exposure was associated with a lower inflammatory homeostatic milieu prior to eti-cel infusion, enhanced eti-cel expansion, and higher response rates.
  Responders demonstrated sustained low-level interleukin-2 (IL-2) secretion versus non-responders.

These findings support a weight-based alemtuzumab dosing regimen, currently under investigation to optimize lymphodepletion. Subcutaneous low-dose IL-2 is also being evaluated to further enhance eti-cel expansion and response.

Cellectis expects to present the full Phase 1 dataset in Q4 2026.

Partnerships

AstraZeneca - Joint Research and Collaboration Agreement

  Activities are continuing under the Joint Research and Collaboration Agreement with AstraZeneca, which leverages Cellectis’ gene editing expertise and manufacturing capabilities to develop up to 10 novel cell and gene therapy products for areas of high unmet medical need, including oncology, immunology and rare genetic disorders.

Servier (through its sublicensee Allogene) – Anti-CD19 CAR-T

  In July 2026, Allogene announced that the FDA has granted RMAT and Fast Track designations to cema-cel for the treatment of adult patients with large B-cell lymphoma (LBCL) who, at the completion of first-line (1L) therapy, are in complete or partial response suitable for observation but test positive for minimal residual disease (MRD).

Cema-cel is a product candidate licensed to Servier under the License, Development and Commercialization Agreement signed by and between les Laboratoires Servier and Institut de Recherches Internationales Servier (“Servier”) and Cellectis (the “Servier Agreement”) and sublicensed by Servier to Allogene in certain territories.

Allogene – Anti-CD70 CAR-T

  In July 2026, Allogene announced the publication of complete Phase 1 data from the TRAVERSE study of ALLO-316 in advanced or metastatic renal cell carcinoma (RCC) in the Journal of Clinical Oncology. Allogene announced that ALLO-316 achieved a 31% confirmed response rate with the recommended Phase 2 regimen in patients with Stage IV RCC with high CD70 expression, and that the safety profile was manageable with proactive diagnostic and management strategies effective in mitigating IEC-HS.2

Allogene’s investigational allogeneic CAR-T oncology products utilize Cellectis technologies. The anti-CD70 program is licensed exclusively from Cellectis by Allogene and Allogene holds global development and commercial rights to this program.

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2  IEC-HS includes the preferred terms immune effector cell-associated HLH-like syndrome and Hemophagocytic lymphohistiocytosis.

Corporate Updates

Annual Shareholders’ Meeting

  On June 25, 2026, Cellectis held a Shareholders General Meeting at the Biopark auditorium in Paris, France. At the meeting, during which approximately 56% of voting rights were exercised, resolutions 1 through 29 were adopted, while resolution 30 was rejected, consistent with the recommendations of the Board of Directors. The detailed results of the vote and the resolutions are available on Cellectis’ website: https://www.cellectis.com/en/investors/general-meetings/

Financial Results

Cash, cash equivalent and fixed-term deposits: As of June 30, 2026, Cellectis had $169 million in consolidated cash, cash equivalents, restricted cash and fixed-term deposits classified as current financial assets. The Company believes its cash, cash equivalents and fixed-term deposits will be sufficient to fund its operations into Q4 2027.

This compares to $211 million in consolidated cash, cash equivalents, restricted cash and fixed-term deposits classified as current financial assets as of December 31, 2025. The $42 million change was primarily driven by payments to suppliers of $26.9 million, payroll-related payments (salaries, bonuses and social charges) totaling $28.5 million, lease liability payments of $5.4 million, repayments of $2.7 million under the “PGE” loan and capital expenditures of $0.5 million, partially offset by $16.8 million of cash received from customers and $4.9 million of interest received from our financial and cash-equivalent investments.

We currently foresee focusing our cash spending at Cellectis in supporting the development of our pipeline of product candidates, including the manufacturing and clinical trial expenses of lasme-cel, eti-cel and potential new product candidates, and operating our state-of-the-art manufacturing capabilities in Paris (France) and Raleigh (North Carolina).

Revenues and Other Income: Consolidated revenues and other income were $14.5 million for the six-month period ended June 30, 2026, compared to $30.2 million for the six-month period ended June 30, 2025. The $15.8 million decrease between the six-month periods ended June 30, 2025 and 2026 was primarily attributable to a $16.4 million decrease in revenues mainly driven by the level of activities performed under the Research Plans of the AstraZeneca Joint Research Collaboration Agreement in the first half of 2026. It was partially offset by a $0.6 million increase, which was mainly attributable to a higher research tax credit resulting from increased eligible R&D expenses, as well as favorable foreign exchange effects.

R&D Expenses: Consolidated R&D expenses were $52.2 million for the six-month period ended June 30, 2026, compared to $45.0 million for the six-month period ended June 30, 2025. The $7.2 million increase was primarily driven by (i) a $4.5 million increase in personnel expenses reflecting changes in our R&D headcount and higher stock-based compensation expense associated with awards granted in 2026, whose grant-date fair value increased due to a higher underlying share price, and (ii) a $3.7 million increase in purchases and external expenses, primarily attributable to higher clinical development costs related to our BALLI-01 and NATHALI-01 studies, partially offset by (iii) a $1.0 million decrease in depreciation and amortization expenses.

SG&A Expenses: Consolidated SG&A expenses were $11.3 million for the six-month period ended June 30, 2026, compared to $9.8 million for the six-month period ended June 30, 2025. The $1.5 million increase was primarily attributable to a $1.2 million increase in personnel expenses, mainly reflecting higher stock-based compensation expense associated with awards granted in 2026, whose grant-date fair value increased due to a higher underlying share price. Purchases and external expenses increased slightly by $0.2 million, from $4.4 million in 2025 to $4.7 million in 2026.

Net financial gain (loss): The consolidated net financial gain for the six-month period ended June 30, 2026 was $9.2 million, compared to a $18.1 million net financial loss for the six-month period ended June 30, 2025. The $27.3 million difference reflects a $5.0 million increase in financial income and a $22.3 million decrease in financial expenses.

The $5.0 million increase in financial income was primarily attributable to (i) a $7.0 million increase in non-cash gains recognized from fair value measurements, mainly reflecting an $8.7 million gain on the fair value measurement of the Tranche A, B and C warrants issued to the European Investment Bank ("EIB") in the six months ended June 30, 2026, compared with a $1.2 million gain in the same period in 2025, partially offset by (ii) a $1.7 million decrease in interest income earned on cash, cash equivalents and financial assets, and (iii) a $0.4 million decrease in foreign exchange gains.

The $22.3 million decrease in financial expenses was primarily attributable to a $22.8 million decrease in foreign exchange losses mainly resulting from the appreciation of the US dollar against the euro.

Net Loss Attributable to Shareholders of Cellectis: Consolidated net loss attributable to shareholders of Cellectis was $39.6 million (or a $0.39 net loss per share) for the six-month period ended June 30, 2026, compared to a $41.9 million net loss (or a $0.42 net loss per share) for the six-month period ended June 30, 2025. The $2.3 million decrease in net loss was mainly due to (i) a $27.3 million improvement in net financial result, from a net financial loss of $18.1 million as of June 30, 2025 to a net financial gain of $9.2 million as of June 30, 2026, partly offset by (ii) a $24.9 million increase in operating loss.

Adjusted Net Loss Attributable to Shareholders of Cellectis: Consolidated adjusted net loss attributable to shareholders of Cellectis was $35.6 million (or a $0.35 net loss per share) for the six-month period ended June 30, 2026, compared to a net loss of $39.6 million (or a $0.40 net loss per share) for the six-month period ended June 30, 2025.

The interim condensed consolidated financial statements of Cellectis have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

Please see "Note Regarding Use of Non-IFRS Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A. UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED FINANCIAL POSITION ($ in thousands)

	As of
	December 31, 2025	June 30, 2026
ASSETS
Non-current assets
Intangible assets	535	1,117
Property, plant, and equipment	38,788	34,797
Right-of-use assets	23,658	19,196
Non-current financial assets	5,088	4,723
Other non-current assets	20,025	22,734
Deferred tax assets	382	382
Total non-current assets	88,476	82,949
Current assets
Trade receivables	14,398	5,075
Subsidies receivables	7,800	7,525
Other current assets	5,383	4,970
Cash, cash equivalents and current financial assets	208,663	166,847
Total current assets	236,244	184,417
TOTAL ASSETS	324,720	267,365
LIABILITIES
Shareholders’ equity
Share capital	5,903	5,924
Premiums related to the share capital	437,445	371,749
Currency translation adjustment	(33,316)	(32,679)
Retained earnings (deficit)	(266,538)	(264,344)
Net income (loss)	(67,593)	(39,584)
Total shareholders’ equity	75,901	41,067
Non-current liabilities
Non-current financial liabilities	74,013	66,185
Non-current lease debts	27,725	23,823
Non-current provisions	1,329	1,332
Total non-current liabilities	103,067	91,340
Current liabilities
Current financial liabilities	10,460	7,500
Current lease debts	7,701	6,774
Trade payables	17,277	18,202
Deferred income and contract liabilities	96,803	90,918
Current provisions	1,169	917
Other current liabilities	12,342	10,647
Total current liabilities	145,752	134,958
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	324,720	267,365

Cellectis S.A. UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS For the six-month period ended June 30, 2026 ($ in thousands, except share and per share amounts)

	For the six-month period ended June 30,
	2025	2026

Revenues and other income
Revenues	27,380	11,006
Other income	2,842	3,446
Total revenues and other income	30,222	14,452
Operating expenses
Research and development expenses	(45,012)	(52,165)
Selling, general and administrative expenses	(9,780)	(11,329)
Other operating income	804	353
Total operating expenses	(53,988)	(63,140)
Operating loss	(23,766)	(48,688)
Net Financial gain (loss)	(18,098)	9,176
Income tax	-	(72)
Net loss	(41,863)	(39,584)
Basic and diluted net loss per share attributable to shareholders of Cellectis ($/share)	(0.42)	(0.39)
Number of shares used for computing (basic and diluted)	100,231,292	100,587,696

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS For the three-month period ended June 30, 2026 ($ in thousands, except share and per share amounts)

	For the three-month period ended June 30,
	2025	2026

Revenues and other income
Revenues	16,725	5,229
Other income	1,469	1,675
Total revenues and other income	18,193	6,904
Operating expenses
Research and development expenses	(23,080)	(24,976)
Selling, general and administrative expenses	(5,078)	(5,739)
Other operating income	378	290
Total operating expenses and other operating income	(27,779)	(30,425)
Operating loss	(9,586)	(23,521)
Net Financial gain (loss)	(14,150)	1,727
Income tax	-	(25)
Net loss	(23,736)	(21,819)
Basic and diluted net loss per share attributable to shareholders of Cellectis ($/share)	(0.24)	(0.22)
Number of shares used for computing (basic and diluted)	100,305,204	100,647,451

Note Regarding Use of Non-IFRS Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS® Accounting Standards. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS Accounting Standards.
Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our financial statements prepared in accordance with IFRS Accounting Standards, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial performance as reported under IFRS Accounting Standards. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of non-cash stock- based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our statements of consolidated operations prepared in accordance with IFRS Accounting Standards, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME (unaudited) For the six-month period ended June 30, 2026 ($ in thousands, except per share data)

	For the six-month period ended June 30,
	2025	2026

Net loss	(41,863)	(39,584)
Adjustment: Non-cash stock-based compensation expense	2,258	3,952
Adjusted net loss attributable to shareholders of Cellectis	(39,606)	(35,632)
Basic and diluted adjusted net loss attributable to shareholders of Cellectis ($/share)	(0.40)	(0.35)
Weighted average number of outstanding shares, basic and diluted (units)	100,231,292	100,587,696

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME (unaudited) For the three-month period ended June 30, 2026 ($ in thousands, except per share data)

	For the three-month period ended June 30,
	2025	2026

Net loss	(23,736)	(21,819)
Adjustment: Non-cash stock-based compensation expense	1,282	2,289
Adjusted net loss attributable to shareholders of Cellectis	(22,454)	(19,529)
Basic and diluted adjusted net loss per share attributable to shareholders of Cellectis ($/share)	(0.22)	(0.19)
Weighted average number of outstanding shares, basic and diluted (units)	100,305,204	100,647,451

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish. Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

Cautionary Statement

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expected,” “foresee,” “may,” “potential,” “promising,” “will” or the negative of these and/or similar expressions. These forward-looking statements are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by our licensed partners. Forward-looking statements include statements about the potential of the pivotal Phase 2 BALLI-01 trial to be registrational phases, the advancement, timing and progress of clinical trials, the timing of our presentation of data, the potential safety and efficacy of our product candidates, the potential benefits of RMAT designation, the sufficiency of cash to fund operations, the potential benefit of our product candidates and technologies, and the outcomes of our collaboration agreements, including with AstraZeneca, Servier, and Allogene. These forward-looking statements are made in light of information currently available to us and are subject to significant risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; promising preclinical data not yielding positive clinical results; failures to secure required regulatory approvals; regulatory developments in the United States and European Union and its member countries, and other countries; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition, including within the hemato-oncology field, which may affect our assessment of the relative strategic priority of our various research and development programs; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates; legal challenges, including product liability claims or intellectual property disputes or disputes with respect to a licensing agreement; any failure to achieve potential benefits or our licensing agreements with licensees or to enter into future arrangements; the ability and willingness of licensees to actively pursue development activities under our collaboration agreements; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials or starting material; delays or disruptions at our in-house manufacturing facilities; proliferation and continuous evolution of new technologies; capital resource constraints; the rate and degree of market acceptance of, and demand for, our product candidates; dislocations in the capital markets; and our ability to attract and retain key scientific and management personnel. Particular caution should be exercised when interpreting results from Phase 1 studies and results and interim data relating to a small number of patients – such results should not be viewed as predictive of future results. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2025 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33,
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93,
media@cellectis.com

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachment

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